Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

Hangzhou, China – February 11, 2026 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total net revenues were RMB1.6 billion (US$223.7 million), representing a 16.8% increase from the same period in 2024.

o	Net revenues from learning services were RMB727.2 million (US$104.0 million), representing a 17.7% increase from the same period in 2024.

o	Net revenues from smart devices were RMB176.5 million (US$25.2 million), representing a 26.6% decrease from the same period in 2024.

o	Net revenues from online marketing services were RMB660.9 million (US$94.5 million), representing a 37.2% increase from the same period in 2024.

•	Gross margin was 45.1%, compared with 47.8% for the same period in 2024.

•	Income from operations was RMB60.2 million (US$8.6 million), representing a 28.5% decrease from the same period in 2024.

•	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders were RMB0.41 (US$0.06) and RMB0.40 (US$0.06), respectively, compared with RMB0.71 and RMB0.70 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.50 (US$0.07) and RMB0.49 (US$0.07), compared with RMB0.78 and RMB0.77 for the same period of 2024.

Fiscal Year 2025 Financial Highlights

•	Total net revenues were RMB5.9 billion (US$845.0 million), representing a 5.0% increase from 2024.

o	Net revenues from learning services were RMB2.6 billion (US$376.2 million), representing a 4.2% decrease from 2024.

o	Net revenues from smart devices were RMB739.6 million (US$105.8 million), representing an 18.2% decrease from 2024.

o	Net revenues from online marketing services were RMB2.5 billion (US$363.0 million), representing a 28.5% increase from 2024.

•	Gross margin was 44.3%, compared with 48.9% for 2024.

•	Income from operations was RMB221.3 million (US$31.6 million), representing a 48.7% increase from 2024.

•	Basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.91 (US$0.13) and RMB0.90 (US$0.13), respectively, compared with RMB0.70 for 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB1.37 (US$0.20) and RMB1.35 (US$0.19), respectively, compared with RMB0.89 for 2024.

“Our fourth-quarter results reflect strong operational momentum, marking our sixth consecutive quarter of operating profitability and continued improvement in revenue and cash flow. For the full year 2025, we achieved our first full year of positive operating cash flow, alongside solid growth in Youdao Lingshi, online marketing, and AI-driven subscription products, demonstrating the increasing resilience of our business,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we remain committed to our AI-Native strategy, focusing on learning services and advertising. By advancing vertical large language models and expanding AI-driven applications and agents, we aim to deliver differentiated user experiences and drive sustainable long-term growth,” Dr. Zhou concluded.

Fourth Quarter 2025 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2025 were RMB1.6 billion (US$223.7 million), representing a 16.8% increase from RMB1.3 billion for the same period of 2024.

Net revenues from learning services were RMB727.2 million (US$104.0 million) for the fourth quarter of 2025, representing a 17.7% increase from RMB617.7 million for the same period of 2024. The year-over-year increase was primarily driven by the strong sales performance of AI-driven subscription services compared with the same period of 2024.

Net revenues from smart devices were RMB176.5 million (US$25.2 million) for the fourth quarter of 2025, representing a 26.6% decrease from RMB240.4 million for the same period of 2024, primarily due to the declined demands of smart learning devices in the fourth quarter of 2025.

Net revenues from online marketing services were RMB660.9 million (US$94.5 million) for the fourth quarter of 2025, representing a 37.2% increase from RMB481.7 million for the same period of 2024. The year-over-year increase was mainly attributable to the increased demands from the NetEase group and overseas markets, which was driven by our continued investments in AI technology.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2025 was RMB705.4 million (US$100.9 million), representing a 10.1% increase from RMB640.8 million for the same period of 2024. Gross margin was 45.1% for the fourth quarter of 2025, compared with 47.8% for the same period of 2024. The decrease was mainly due to the declined gross profit margin of online marketing services.

Gross margin for learning services was 62.5% for the fourth quarter of 2025, compared with 60.0% for the same period of 2024. The improvement was primarily attributable to the improved economies of scale as a result of the increased revenues from learning services.

Gross margin for smart devices decreased to 38.1% for the fourth quarter of 2025 from 43.9% for the same period of 2024. The decrease was mainly attributable to the increased bill of materials cost for smart devices.

Gross margin for online marketing services was 27.8% for the fourth quarter of 2025, compared with 34.2% for the same period of 2024. The decrease was mainly attributable to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Operating Expenses

Total operating expenses for the fourth quarter of 2025 were RMB645.2 million (US$92.3 million), compared with RMB556.6 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2025 were RMB437.1 million (US$62.5 million), representing an increase of 14.5% from RMB381.8 million for the same period of 2024. This increase was primarily driven by increasing sales and marketing efforts associated with learning services in the fourth quarter of 2025.

Research and development expenses for the fourth quarter of 2025 were RMB142.6 million (US$20.4 million), representing an increase of 18.2% from RMB120.7 million for the same period of 2024. The increase was primarily due to the increased payroll-related expenses including share-based compensation expenses for research and development employees in learning services in the fourth quarter of 2025.

General and administrative expenses for the fourth quarter of 2025 were RMB65.4 million (US$9.4 million), representing an increase of 20.9% from RMB54.1 million for the same period of 2024. The increase was mainly attributable to an increase in expected credit losses on our accounts receivables in the fourth quarter of 2025.

Income from Operations

As a result of the foregoing, income from operations for the fourth quarter of 2025 was RMB60.2 million (US$8.6 million), compared with RMB84.2 million for the same period in 2024. The margin of income from operations was 3.8%, compared with 6.3% for the same period of last year.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the fourth quarter of 2025 was RMB48.2 million (US$6.9 million), compared with RMB83.0 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the fourth quarter of 2025 was RMB58.7 million (US$8.4 million), compared with RMB91.8 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2025 were RMB0.41 (US$0.06) and RMB0.40 (US$0.06), respectively, compared with RMB0.71 and RMB0.70 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.50 (US$0.07) and RMB0.49 (US$0.07), compared with RMB0.78 and RMB0.77 for the same period of 2024.

Other Information

As of December 31, 2025, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB743.2 million (US$106.3 million), compared with RMB662.6 million as of December 31, 2024. For the fourth quarter of 2025, net cash provided by operating activities was RMB184.2 million (US$26.3 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months starting from May 2024. As of December 31, 2025, Youdao has received various forms of financial support from the NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$132.1 million in long-term loans maturing on March 31, 2027 drawn from the US$300.0 million revolving loan facility.

As of December 31, 2025, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB847.7 million (US$121.2 million), compared with RMB961.0 million as of December 31, 2024.

Fiscal Year 2025 Financial Results

Net Revenues

Net revenues for 2025 were RMB5.9 billion (US$845.0 million), representing a 5.0% increase from RMB5.6 billion for 2024.

Net revenues from learning services were RMB2.6 billion (US$376.2 million) for 2025, representing a 4.2% decrease from RMB2.7 billion for 2024. The decrease was mainly due to the decreased revenue from tutoring services, partially offset by the strong sales performance of AI-driven subscription services. In 2025, we continued to take a disciplined, strategic approach to customer acquisition, which places greater emphasis on higher ROI (return on investment) engagements. We believe this strategy has enhanced the overall resilience and operational efficiency of our business.

Net revenues from smart devices were RMB739.6 million (US$105.8 million) for 2025, representing an 18.2% decrease from RMB903.7 million for 2024. The decrease was primarily due to the declined demands of smart learning devices in 2025.

Net revenues from online marketing services were RMB2.5 billion (US$363.0 million) for 2025, representing a 28.5% increase from RMB2.0 billion for 2024. The increase was mainly attributable to the increased demands from the NetEase group and overseas markets, which was driven by our continued investments in AI technology.

Gross Profit and Gross Margin

Gross profit for 2025 was RMB2.6 billion (US$374.2 million), representing a 4.8% decrease from RMB2.7 billion for 2024. Gross margin for 2025 was 44.3%, compared with 48.9% for 2024. The decrease was mainly due to the declined gross profit margin of online marketing services.

Gross margin for learning services was 60.2% for 2025, compared with 61.4% for 2024.

Gross margin for smart devices was 46.4% for 2025, compared with 38.7% for 2024. The improvement was mainly attributable to the higher gross margin arising from the newly launched Youdao Dictionary Pen in 2025.

Gross margin for online marketing services decreased to 27.1% for 2025 from 36.0% for 2024. The decrease was mainly attributable to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Operating Expenses

Total operating expenses for 2025 were RMB2.4 billion (US$342.6 million), representing a decrease of 7.9% from RMB2.6 billion for 2024.

Sales and marketing expenses for 2025 were RMB1.7 billion (US$240.9 million), representing a decrease of 10.1% from RMB1.9 billion for 2024. This decrease was primarily attributable to the reduced marketing expenditures in learning services in 2025.

Research and development expenses for 2025 were RMB514.2 million (US$73.5 million), representing a decrease of 4.8% from RMB540.0 million for 2024. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in 2025.

General and administrative expenses for 2025 were RMB197.0 million (US$28.2 million), representing an increase of 5.3% from RMB187.1 million for 2024. The increase was primarily due to an increase in expected credit losses on our accounts receivables in 2025.

Income from Operations

Income from operations for 2025 was RMB221.3 million (US$31.6 million), representing an increase of 48.7% from RMB148.8 million for 2024. The margin of income from operations was 3.7%, compared with 2.6% for 2024.

Others, Net

Others, net for 2025 was RMB47.1 million (US$6.7 million) net loss, compared with RMB1.6 million net gain for 2024. Others, net for 2025 mainly included RMB25.7 million (US$3.7 million) impairment loss arising from certain long-term investments.

Net Income Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for 2025 was RMB107.3 million (US$15.4 million), representing an increase of 30.6% from RMB82.2 million for 2024. Non-GAAP net income attributable to Youdao’s ordinary shareholders for 2025 was RMB162.1 million (US$23.2 million), representing an increase of 54.7% from RMB104.8 million for 2024.

Basic and diluted net income per ADS attributable to ordinary shareholders for 2025 were RMB0.91 (US$0.13) and RMB0.90 (US$0.13), respectively, compared with RMB0.70 for 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB1.37 (US$0.20) and RMB1.35 (US$0.19), respectively, compared with RMB0.89 for 2024.

Operating Cash Flow

For 2025, net cash provided by operating activities was RMB55.2 million (US$7.9 million), compared with net cash used in operating activities of RMB67.9 million for 2024.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 18, 2022. This amount was subsequently increased to US$40.0 million in August 2023. In November 2025, the Board approved an amendment to this Program to extend its original expiration date by one year to November 17, 2026. As of December 31, 2025, the Company had repurchased a total of approximately 7.5 million ADSs for a total consideration of approximately US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Wednesday, February 11, 2026 (Beijing/Hong Kong Time: 6:00 p.m., Wednesday, February 11, 2026). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	4547760

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until February 18, 2026:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	4547760

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals. Youdao mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, impairment of long-term investments, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the fourth quarter and full year of 2025 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	592,721	439,731	62,881
Restricted cash	3,567	1,990	285
Short-term investments	63,064	298,290	42,655
Accounts receivable, net	418,644	381,243	54,517
Inventories	174,741	140,776	20,131
Amounts due from NetEase Group	79,700	321,359	45,954
Prepayment and other current assets	154,331	139,117	19,892
Total current assets	1,486,768	1,722,506	246,315

Non-current assets:
Property, equipment and software, net	46,725	44,603	6,378
Operating lease right-of-use assets, net	68,494	46,943	6,713
Long-term investments	72,380	19,811	2,833
Goodwill	109,944	109,944	15,722
Other assets, net	30,084	31,238	4,467
Total non-current assets	327,627	252,539	36,113

Total assets	1,814,395	1,975,045	282,428

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payables	145,148	110,003	15,730
Payroll payable	264,520	294,824	42,159
Amounts due to NetEase Group	21,997	22,818	3,263
Contract liabilities	961,024	847,707	121,220
Taxes payable	37,603	43,515	6,223
Accrued liabilities and other payables	638,660	738,045	105,540
Short-term loan from NetEase Group	878,000	878,000	125,552
Total current liabilities	2,946,952	2,934,912	419,687

Non-current liabilities:
Long-term lease liabilities	25,566	18,840	2,694
Long-term loans from NetEase Group	913,000	926,588	132,500
Other non-current liabilities	18,189	28,802	4,119
Total non-current liabilities	956,755	974,230	139,313

Total liabilities	3,903,707	3,909,142	559,000

Shareholders’ deficit:
Youdao’s shareholders’ deficit	(2,139,958)	(1,974,058)	(282,286)
Noncontrolling interests	50,646	39,961	5,714
Total shareholders’ deficit	(2,089,312)	(1,934,097)	(276,572)

Total liabilities and shareholders’ deficit	1,814,395	1,975,045	282,428

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.9931 on the last trading day of December (December 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD (1)	RMB	RMB

Net revenues:
Learning services	617,673	643,086	727,233	103,993	2,747,290	2,630,571
Smart devices	240,444	245,780	176,545	25,246	903,669	739,644
Online marketing services	481,681	739,658	660,914	94,509	1,974,960	2,538,804
Total net revenues	1,339,798	1,628,524	1,564,692	223,748	5,625,919	5,909,019

Cost of revenues (2)	(699,045)	(940,661)	(859,314)	(122,880)	(2,877,428)	(3,292,191)
Gross profit	640,753	687,863	705,378	100,868	2,748,491	2,616,828

Operating expenses:
Sales and marketing expenses (2)	(381,815)	(487,713)	(437,143)	(62,511)	(1,872,586)	(1,684,323)
Research and development expenses (2)	(120,694)	(127,792)	(142,645)	(20,398)	(539,998)	(514,232)
General and administrative expenses (2)	(54,068)	(44,092)	(65,387)	(9,350)	(187,086)	(196,964)
Total operating expenses	(556,577)	(659,597)	(645,175)	(92,259)	(2,599,670)	(2,395,519)
Income from operations	84,176	28,266	60,203	8,609	148,821	221,309

Interest income	970	458	825	118	3,919	2,428
Interest expense	(16,828)	(15,383)	(14,919)	(2,133)	(73,090)	(62,972)
Others, net	1,594	(6,391)	(10,665)	(1,526)	1,585	(47,134)
Income before tax	69,912	6,950	35,444	5,068	81,235	113,631

Income tax benefits/(expenses)	2,386	(2,925)	510	73	(6,009)	(16,589)
Net income	72,298	4,025	35,954	5,141	75,226	97,042
Net loss/(income) attributable to noncontrolling interests	10,705	(3,905)	12,292	1,758	6,987	10,304
Net income attributable to ordinary shareholders of the Company	83,003	120	48,246	6,899	82,213	107,346

Basic net income per ADS	0.71	—	0.41	0.06	0.70	0.91
Diluted net income per ADS	0.70	—	0.40	0.06	0.70	0.90

Shares used in computing basic net income per ADS	117,259,091	118,259,975	118,601,505	118,601,505	117,426,938	118,084,439
Shares used in computing diluted net income per ADS	118,705,233	119,938,028	120,288,530	120,288,530	118,173,469	119,851,130

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.9931 on the last trading day of December (December 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:
Cost of revenues	1,025	(342)	362	52	2,359	784
Sales and marketing expenses	1,069	915	792	113	1,183	3,275
Research and development expenses	2,402	3,790	9,723	1,390	8,712	18,763
General and administrative expenses	4,285	4,988	2,647	379	10,342	11,868

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	617,673	643,086	727,233	103,993	2,747,290	2,630,571
Smart devices	240,444	245,780	176,545	25,246	903,669	739,644
Online marketing services	481,681	739,658	660,914	94,509	1,974,960	2,538,804
Total net revenues	1,339,798	1,628,524	1,564,692	223,748	5,625,919	5,909,019

Cost of revenues
Learning services	247,059	266,841	272,528	38,971	1,060,177	1,046,214
Smart devices	134,896	122,179	109,291	15,628	553,620	396,456
Online marketing services	317,090	551,641	477,495	68,281	1,263,631	1,849,521
Total cost of revenues	699,045	940,661	859,314	122,880	2,877,428	3,292,191

Gross margin
Learning services	60.0%	58.5%	62.5%	62.5%	61.4%	60.2%
Smart devices	43.9%	50.3%	38.1%	38.1%	38.7%	46.4%
Online marketing services	34.2%	25.4%	27.8%	27.8%	36.0%	27.1%
Total gross margin	47.8%	42.2%	45.1%	45.1%	48.9%	44.3%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net income attributable to ordinary shareholders of the Company	83,003	120	48,246	6,899	82,213	107,346
Add: share-based compensation	8,781	9,351	13,524	1,934	22,596	34,690
impairment of long-term investments	—	—	—	—	—	25,730
Less: gain from fair value change of long-term investment	—	—	—	—	—	(1,765)
Less: GAAP to non-GAAP reconciling item for the loss/(income) attributable to noncontrolling interests	—	(284)	(3,024)	(432)	—	(3,877)
Non-GAAP net income attributable to ordinary shareholders of the Company	91,784	9,187	58,746	8,401	104,809	162,124

Non-GAAP basic net income per ADS	0.78	0.08	0.50	0.07	0.89	1.37
Non-GAAP diluted net income per ADS	0.77	0.08	0.49	0.07	0.89	1.35

Shares used in computing non-GAAP basic net income per ADS	117,259,091	118,259,975	118,601,505	118,601,505	117,426,938	118,084,439
Shares used in computing non-GAAP diluted net income per ADS	118,705,233	119,938,028	120,288,530	120,288,530	118,173,469	119,851,130